October 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

RE:	CRISPR Therapeutics AG
Registration Statement on Form S-1 (File No. 333-213577) (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CRISPR Therapeutics AG that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 18, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 506 copies of the preliminary prospectus dated October 7, 2016 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

Citigroup Global Markets Inc.

Piper Jaffray & Co.

Barclays Capital Inc.

As representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Gleason
Name:	Brian Gleason
Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ David Stadinski
Name:	David Stadinski
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

[Signature Page to Acceleration Request]